Exhibit 99.2

June 22, 2026 The Manager—Listing BSE Limited (BSE: 507685) The Manager—Listing National Stock Exchange of India Limited (NSE: WIPRO) The Market Operations NYSE: New York (NYSE: WIT) Dear Sir/Madam, Sub: Notice of Annual General Meeting (“AGM”) and Integrated Annual Report for the Financial Year 2025-26 This is to inform that the 80th AGM of the Company is scheduled to be held on Wednesday, July 15, 2026 at 9 AM IST through video conferencing. Pursuant to Section 108 of the Companies Act, 2013 and Regulations 30 and 34 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed herewith the following: 1. Notice of the 80th AGM (including e-voting instructions) 2. Integrated Annual Report for the financial year 2025-26 The aforesaid documents are also made available on the website of the Company at https://www.wipro.com/investors/annual-reports/ and are being dispatched to all eligible shareholders of the Company whose email addresses are registered with the Company/Depositories. This is for your information and records. Thanking you. For Wipro Limited M Sanaulla Khan Company Secretary ENCL : As above

01

Notice

WIPRO LIMITED

Registered Office: Doddakannelli, Sarjapur Road, Bengaluru - 560 035,
Telephone: +91-80-28440011, Website: www.wipro.com, E-mail: corp-secretarial@wipro.com,
CIN: L32102KA1945PLC020800

Dear Members,

Invitation to attend the 80th Annual General Meeting on Wednesday, July 15, 2026

You are cordially invited to attend the 80th Annual General Meeting (**"AGM"**) of Wipro Limited (**the "Company"**) to be held on Wednesday, July 15, 2026, at 9 AM IST through Video Conferencing (**"VC"**). The Notice convening the AGM is enclosed herewith.

For ease of participation of the Members, the key details regarding the meeting are provided below:

Sl. No.	Particulars	Details
1.	Link for live webcast of the AGM	https://www.wipro.com/investors/AGM-2026/
2.	Helpline number for VC participation	For any assistance or support before or during the AGM, Members may contact the Company at +91-80-28440011 or at corp-secretarial@wipro.com
3.	Cut-off date for e-voting	Wednesday, July 8, 2026
4.	Time period for remote e-voting	Commences at 9 AM IST on Saturday, July 11, 2026, and ends at 5 PM IST on Tuesday, July 14, 2026
5.	Last date for publishing results of the e-voting	Friday, July 17, 2026
6.	Registrar and Share Transfer Agent contact details	Ms. Rajitha Cholleti, Vice-President - Corporate Registry and Ms. Swati Reddy, Manager (Unit: Wipro Limited), KFin Technologies Limited (**"KFintech"**) E-mail: einward.ris@kfintech.com; evoting@kfintech.com Contact No.: +91-40-6716 2222 & 1800-3094-001

Yours truly,

Rishad A. Premji
Chairman
(DIN: 02983899)

Bengaluru
June 2, 2026

02 NOTICE WIPRO LIMITED Registered Office: Doddakannelli, Sarjapur Road, Bengaluru—560 035, Telephone: +91-80-28440011, Website: www.wipro.com, E-mail: corp-secretarial@wipro.com, CIN: L32102KA1945PLC020800 NOTICE TO MEMBERS Notice is hereby given that the 80th Annual General Meeting (“AGM”) of Wipro Limited will be held on Wednesday, July 15, 2026, at 9 AM IST through Video Conferencing (“VC”), to transact the following businesses: ORDINARY BUSINESS 1. To receive, consider and adopt the Audited Financial Statements of the Company (including consolidated financial statements) for the financial year ended March 31, 2026, together with the Reports of the Board of Directors and Auditors thereon. 2. To confirm the interim dividend of ₹ 5 per equity share declared by the Board on July 17, 2025, and ₹ 6 per equity share declared by the Board on January 16, 2026, as the final dividend for the financial year ended March 31, 2026. 3. To appoint a director in place of Mr. Azim H. Premji (DIN: 00234280), who retires by rotation and being eligible, offers himself for re-appointment. By Order of the Board For Wipro of Directors Limited Bengaluru M. Sanaulla Khan Sd/- 26 June 2, 2026 Company Secretary 2025 -REPORT ANNUAL INTEGRATED WIPRO

03

NOTES:

1) The Ministry of Corporate Affairs (**"MCA"**), vide its General Circular nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020, and subsequent circulars issued in this regard, the latest being 03/2025 dated September 22, 2025, (collectively **"MCA Circulars"**) has permitted companies to conduct AGM through VC or other audio-visual means, subject to compliance with various conditions mentioned therein. In compliance with the aforesaid MCA Circulars, applicable provisions of the Companies Act, 2013, rules made thereunder, SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (**"Listing Regulations"**), and relevant SEBI circulars issued from time-to-time, the 80th AGM of the Company is being convened and conducted through VC. The Registered Office of the Company shall be deemed to be the venue for the AGM.

2) Though not statutorily required, an explanatory statement setting out all material facts relating to certain ordinary business mentioned in this Notice is annexed hereto. Further, additional information as required under Listing Regulations and SEBI circulars issued thereunder is also annexed.

3) The Company has enabled the Members to participate at the 80th AGM through VC facility. The instructions for participation by Members are given in the subsequent pages. Participation at the AGM through VC shall be allowed on a first-come, first-served basis.

4) In addition to the above, the proceedings of the 80th AGM will be webcast live for all Members as on the cut-off date, i.e., Wednesday, July 8, 2026. The Members can visit https://www.wipro.com/investors/AGM-2026/ to watch the live proceedings of the 80th AGM on Wednesday, July 15, 2026, from 9 AM IST onwards.

5) As per the provisions under the MCA Circulars, Members attending the 80th AGM through VC shall be counted for the purpose of reckoning the quorum under Section 103 of the Companies Act, 2013.

6) The Company has provided the facility for Members to exercise their right to vote on all the resolutions proposed to be considered at the AGM by electronic means both through remote e-voting and e-voting at the AGM. The process and instructions for remote e-voting are provided in the subsequent paragraphs. Such remote e-voting facility is in addition to e-voting that will take place at the 80th AGM being held through VC.

7) Members joining the meeting through VC, who have not already cast their vote by means of remote e-voting, will be able to exercise their right to vote through e-voting at the AGM. The Members who have cast their vote by remote e-voting prior to the AGM may also join the AGM through VC but shall not be entitled to cast their vote again at the AGM.

8) The Board of Directors of the Company (**"Board"**), at its meeting held on June 2, 2026, have appointed M/s. V. Sreedharan & Associates, Practicing Company Secretaries, Bengaluru, represented by Mr. V. Sreedharan (FCS 2347; CP 833) or Mr. Pradeep B. Kulkarni (FCS 7260; CP 7835), or Mrs. Shobha Shridhar (FCS 13360; CP 22649), as the Scrutinizer for conducting the e-voting process in a fair and transparent manner.

9) As per Section 105 of the Companies Act, 2013, a Member entitled to attend and vote at the AGM is entitled to appoint a proxy to attend and vote on their behalf. Since the 80th AGM is being held through VC as per the MCA Circulars, physical attendance of Members has been dispensed with. Accordingly, the facility for appointment of proxies by the Members will not be available for the 80th AGM and hence the Proxy Form and Attendance Slip are not annexed to this Notice.

10) Corporate Members are required to access https://evoting.kfintech.com and upload a certified copy of the Board resolution authorizing their representative to attend and vote on their behalf.

11) In case of joint holders attending the meeting, only such joint holder who is higher in the order of names will be entitled to vote.

12) In line with the MCA Circulars, the Notice of the 80th AGM along with the Annual Report 2025-26 are being sent only by electronic mode to those Members whose e-mail addresses are registered with the Company/ Depositories as on the cut-off date i.e., Wednesday, July 8, 2026. Members may please note that this Notice and Annual Report 2025-26 are also available on the Company's website at https://www.wipro.com/investors/annual-reports/, websites of the Stock Exchanges i.e.,

04 NOTICE

BSE Limited and National Stock Exchange of India Limited at https://www.bseindia.com and https://www.nseindia.com respectively, and on the website of KFintech at https://evoting.kfintech.com. A letter providing the web-link, including the exact path, for accessing the Integrated Annual Report 2025-26 will be sent to only those Members who have not registered their email address with the Company or the Depositories.

13) **Members who have not registered their e-mail address are requested to register the same in respect of shares held in electronic form with the Depository through their Depository Participant.**

In respect of shares held in physical form, Members may register their email address by writing to the Company's Registrar and Share Transfer Agent, KFin Technologies Limited at Selenium Building, Tower-B, Plot No. 31 & 32, Financial District, Nanakramguda, Serilingampally, Hyderabad, Rangareddy, Telangana, India – 500 032, along with the duly filled in Form ISR-1 and requisite supporting documents, available at https://www.wipro.com/investors/faqs/.

14) The following documents will be available for inspection by the Members electronically from the date of circulation of this Notice up to the conclusion of the 80th AGM. Members seeking to inspect such documents may send an email to corp-secretarial@wipro.com.

a) Certificate from the Secretarial Auditors relating to the Company's Stock Options/ Restricted Stock Units Plans under SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021.

b) Register of Directors and Key Managerial Personnel and their shareholding, and the Register of Contracts or Arrangements in which the Directors are interested, maintained under the Companies Act, 2013.

c) All such documents referred to in this Notice and the Explanatory Statement.

15) **Members holding shares in physical form are advised to submit particulars of their bank account, viz. name and address of the bank branch, MICR code, type of account and account number to the Company's Registrar and Share Transfer Agent, KFin Technologies Limited (Unit: Wipro Limited) at Selenium Building, Tower-B, Plot No. 31 & 32, Financial District, Nanakramguda, Serilingampally, Hyderabad, Rangareddy, Telangana, India – 500 032 along with the duly filled in Form ISR-1 and requisite supporting documents.**

16) SEBI circular no. SEBI/HO/MIRSD/MIRSD_RTAMB/P/CIR/2022/8 dated January 25, 2022, read with relevant SEBI circulars issued from time-to-time, has mandated Members holding shares in physical form to submit PAN, or declaration to opt out of nomination, contact details, bank account details and specimen signature in the prescribed forms.

Members may access https://www.wipro.com/investors/faqs/ for the following forms:

- Form ISR-1 to register PAN/e-mail ID/bank details/other KYC details;
- Form ISR-2 to update specimen signature;
- Form ISR-3 for declaration to opt out of nomination;
- Form ISR-4 to issue duplicate certificate and other service requests; and
- Form ISR-5 to request transmission of securities by nominee or legal heir.

Members who hold shares in dematerialized form and want to provide/change/correct the bank account details should send the same to their concerned Depository Participant and not to the Company. Members are also requested to give the MICR Code of their bank to their Depository Participant. The Company will not entertain any direct request from such Members for change of address, transposition of names, deletion of name of deceased joint holder and change in the bank account details. While making payment of dividend, the Registrar and Share Transfer Agent is obliged to use only the data provided by the Depositories, in case of such dematerialized shares.

17) Members holding shares in single name and physical form are advised to make nomination in respect of their shareholding in the Company. The Nomination Form SH-13, prescribed by the Government can be obtained from the Registrar and Share Transfer Agent or the Corporate Secretarial Department of

WIPRO INTEGRATED ANNUAL REPORT 2025-26

05

the Company at its registered office. If a Member desires to opt out or cancel the earlier nomination and record a fresh nomination, the Member may submit the same in Form ISR-3 or SH-14, as the case may be.

18) Members may please note that the Listing Regulations mandate that transfer, transmission and transposition of securities of listed companies held in physical form shall be effected only in dematerialized form. Further, pursuant to the relevant SEBI circulars, the listed companies are required to issue securities in dematerialized form only while processing service requests, viz., issue of duplicate securities certificate; claim from unclaimed suspense account; renewal/exchange of securities certificate; endorsement; sub-division/splitting of securities certificate; consolidation of securities certificates/folios; transmission and transposition.

    With effect from April 2, 2026, SEBI has dispensed with the requirement of issuance of a Letter of Confirmation by the Company/Registrar and Share Transfer Agent while processing service request. Accordingly, securities will be credited directly to the Member's demat account upon submission of valid demat account details along with the latest Client Master List.

    Members are requested to make service requests for such matters by submitting a duly filled and signed Form ISR-4, along with requisite supporting documents to KFintech as per the requirement.

19) Dispute Resolution Mechanism at Stock Exchanges: SEBI, vide its master circular no. SEBI/HO/OIAE/OIAE_IAD-3/P/CIR/2023/195 updated as on December 28, 2023, provided an option for arbitration as a Dispute Resolution Mechanism for investors. As per this Circular, investors can opt for arbitration with Stock Exchanges in case of any dispute against the Company or its Registrar and Share Transfer Agent on delay or default in processing any investor services related requests.

20) Members are requested to note that our Registrar and Share Transfer Agent, KFintech has a mobile application named 'KPRISM' and a website https://kprism.kfintech.com/. Members can download this android/iOS mobile application from play/app store and view their portfolio services by KFintech. In addition, Members may also visit the Investor Service Center webpage https://ris.kfintech.com/clientservices/isc/isrforms.aspx and access various services such as post or track a query, upload tax exemption forms, view the demat request, check the dividend status, download the required ISR forms and check KYC status for physical folios, among others.

21) Non-resident Indian Shareholders are requested to inform about the following immediately to the Company or its Registrar and Share Transfer Agent or the concerned Depository Participant, as the case may be:

    a) the change in the residential status on return to India for permanent settlement,

    b) the particulars of the Non-resident External account with a bank in India, if not furnished earlier.

22) **Members who wish to claim dividends, which remain unclaimed, are requested to either correspond with the Corporate Secretarial Department at the Company's registered office or the Company's Registrar and Share Transfer Agent before the due dates. The details of such unclaimed dividends are available on the Company's website at www.wipro.com. Members are requested to note that the dividends remaining unclaimed for a continuous period of seven years from the date of transfer to the Company's Unpaid Dividend Account shall be transferred to the Investor Education and Protection Fund ("IEPF"). In addition, all shares in respect of which dividend has not been paid or claimed for seven consecutive years or more shall be transferred by the Company to demat account of the IEPF Authority within a period of thirty days of such shares becoming due to be transferred to the IEPF.**

23) In the event of transfer of shares and the unclaimed dividends to IEPF, Members are entitled to claim the same from the IEPF authority by submitting an online application in the prescribed Form IEPF-5 available at http://www.iepf.gov.in/ and sending a physical copy of the same duly signed to the Company along with the requisite documents enumerated in Form IEPF-5.

24) Pursuant to Rule 5(8) of the Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016, the Company has uploaded details of unpaid and unclaimed amounts lying with the Company as on July 16, 2025 (date of last AGM) on its website at https://www.wipro.com/investors/ and also on the website of the MCA.

06 NOTICE 25) In case of any queries regarding the Annual Report to retire by rotation at this AGM and being eligible, has or for requesting hard copy of the Annual Report, the offered himself for re-appointment. Members may write to corp-secretarial@wipro.com. Keeping in view Mr. Azim H. Premji’s rich and varied 26) As the 80th AGM is being held through VC, the route experience in the industry, his involvement in the map is not annexed to this Notice. operations of the Company over a long period of time, and his pioneering role in guiding the Company through EXPLANATORY STATEMENT PURSUANT TO five decades of diversification and growth to emerge as a world leader in the software industry, the Board of SECTION 102 OF THE COMPANIES ACT, 2013 Directors is of the opinion that it would be in the interest The following statement sets out all material facts of the Company to re-appoint him as a Non-Executive, relating to certain ordinary business mentioned in the Non-Independent Director of the Company. accompanying Notice of AGM: Additional information in respect of Mr. Azim H. Premji, pursuant to Regulation 36(3) of the Listing Regulations Item No. 3—Re-appointment of Mr. Azim H. and the Secretarial Standard on General Meetings (SS-2), Premji (DIN: 00234280) is given as part of Annexure A to this Notice. Brief profile of Mr. Azim H. Premji is given as part of Annexure B to Pursuant to Section 152 and other applicable provisions this Notice. of the Companies Act, 2013, the Company’s Articles of Except Mr. Azim H. Premji and Mr. Rishad A. Premji or Association and the terms of appointment of the Chairman their relatives, none of the Directors and Key Managerial as approved by the Shareholders, not less than two- Personnel of the Company and their relatives are thirds of the total number of Directors of the Company concerned or interested, financially or otherwise, in the shall be liable to retire by rotation. One-third of these resolution set out at Item No. 3. Directors must retire from office at each AGM, but each retiring Director is eligible for re-election at such meeting. Based on performance evaluation and the recommendation Independent Directors and the Executive Chairman are of the Nomination and Remuneration Committee, the not subject to retirement by rotation. Board of Directors recommend the resolution in relation In July 2025, Mr. Srinivas Pallia was subject to retirement to the re-appointment of Mr. Azim H. Premji as set out by rotation and was re-appointed by Members at the in Item No. 3, for approval of the Members by way of an 79th AGM. Accordingly, Mr. Azim H. Premji is now required Ordinary Resolution. - 26 2025 REPORT ANNUAL INTEGRATED WIPRO

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ANNEXURE-A

Details of Director seeking re-appointment at the 80th Annual General Meeting to be held on July 15, 2026 (Pursuant to Regulation 36(3) of the SEBI Listing Regulations and Secretarial Standard–2 on General Meetings)

Name of the Director	Mr. Azim H. Premji
Director Identification Number	00234280
Date of Birth	July 24, 1945
Age	80 years
Date of Appointment	September 1, 1968
Relationship with Directors and Key Managerial Personnel	Father of Mr. Rishad A. Premji
Expertise in specific functional area*	Wide managerial experience, strategic leadership and business management
Qualification(s)	Graduate Degree in Electrical Engineering from Stanford University
Terms and conditions of appointment	Mr. Azim H. Premji is appointed as Non-Executive, Non-Independent Director for a period of 5 years from July 31, 2024 to July 30, 2029, liable to retire by rotation.
Remuneration last drawn as Director (including sitting fees)	Refer Note 2
Number of meetings of the Board attended during the financial year 2025-26	Refer Note 2
Board Membership in other Indian listed companies as on March 31, 2026	None
Memberships/Chairmanships of Committees in other Indian listed companies as on March 31, 2026	None
Number of shares held in the Company as on March 31, 2026	Equity Shares: 7,616,840,898 #& American Depositary Shares (ADS): NIL
Listed companies from which the Director has resigned in the past three years	None
Directorships held in other companies	Mr. Azim H. Premji holds esteemed Directorship positions across the following organizations: 1. Wipro Enterprises Private Limited 2. Azim Premji Philanthropic Initiatives Private Limited 3. Azim Premji Custodial and Management Services Private Limited 4. Azim Premji Foundation for Development 5. Azim Premji Trustee Company Private Limited 6. Azim Premji Trust Services Private Limited 7. Azim Premji Safe Deposit Company Private Limited 8. Wipro GE Healthcare Private Limited and 9. Azim Premji Foundation
Memberships/Chairmanships of committees of other companies	Chairman of Board Governance & Nomination Committee at Wipro Enterprises Private Limited

* For additional details on skills, expertise, knowledge and competencies of the Director, please refer Corporate Governance Report forming part of the Annual Report.

\# Includes shares held by Mr. Azim H. Premji and members of his immediate family.

& Out of 7,616,840,898 equity shares held in the Company, Mr. Azim H. Premji disclaims the beneficial ownership of 680,385,966 equity shares held by Azim Premji Trust and 27,724,830 equity shares held by Azim Premji Philanthropic Initiatives Private Limited.

Notes:

1. The Directorships, Committee Memberships and Chairmanships do not include positions in foreign companies and as an advisory board member.
2. Information pertaining to remuneration, terms and conditions of appointment and the number of Board Meetings attended during the financial year 2025-26, wherever applicable, have been provided in the Corporate Governance Report forming part of the Annual Report.

08

NOTICE

ANNEXURE-B

Brief profile of Director seeking re-appointment at the 80th Annual General Meeting to be held on July 15, 2026

Azim H. Premji is the Non-Executive, Non-Independent Director of the Company (the **"Founder Chairman"**) since July 31, 2019. Mr. Premji was the Chairman of the Company until July 30, 2019, and had been at its helm since the late 1960s, turning what was then a small cooking fat company into a U.S.$ 10.5 billion revenue group with businesses in IT, Consulting and Business Process Services with a presence in 65 countries. Mr. Premji also serves as Chairman of Wipro Enterprises (P) Limited and as a Director of Wipro GE Healthcare Private Limited and in other entities of the promoter group. Mr. Premji has established the Azim Premji Foundation and its related entities, which do extensive philanthropic work in India. The work spans from the Foundation's direct work in 14 states in improving public education and health, childcare, and livelihoods, as also in all other states of the country through over 1900 partners supported by multi-year financial grants. The Foundation also runs the not-for-profit Azim Premji University which is focused on programs in education and related fields of human development.

Over the years, Mr. Premji has received numerous honors and accolades, which he considers to be recognitions for Wipro and the Foundation teams. BusinessWeek listed him amongst the top 30 entrepreneurs in world history. Financial Times, Time, Fortune and Forbes have all named him as one of the most influential people in the world, citing his leadership in business and philanthropy, including the contributions to improving public education. The Journal of Foreign Policy listed him amongst the top global thinkers. Economic Times bestowed Mr. Premji with the Lifetime Achievement Award. He is the first Indian recipient of the Faraday Medal and has been conferred honorary doctorates by the Michigan State University and Wesleyan University (in the US), and the Indian Institutes of Technology at Bombay, Roorkee and Kharagpur, amongst others. The Republic of France bestowed upon him the highest French civilian distinction, the Chevalier de la Legion d'Honneur (Knight of the Legion of Honor) in November 2018. The Carnegie Medal of Philanthropy was bestowed on him in 2017. In January 2011, he was bestowed with the Padma Vibhushan, the second highest civilian award in India.

Mr. Premji has a graduate degree in Electrical Engineering from Stanford University.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

09

GENERAL INFORMATION AND INSTRUCTIONS RELATING TO PROCEDURE FOR REMOTE E-VOTING

Remote e-voting: In compliance with the provisions of Section 108 of the Companies Act, 2013, read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended, Secretarial Standard on General Meetings (SS-2) issued by the Institute of Company Secretaries of India (**"ICSI"**) and Regulation 44 of the Listing Regulations read with SEBI circular no. SEBI/HO/CFD/CMD/CIR/P/2020/242 dated December 9, 2020, Members are provided with the facility to cast their vote electronically, through any of the modes listed below, on the resolutions set forth in this Notice, by way of remote e-voting:

Modes Of e-Voting	Through Depositories		Through Depository Participants
	NSDL	CDSL	
Individual Shareholders holding securities in demat mode	1. Shareholders already registered for IDeAS facility may follow the below steps: a) Visit the following URL: https://eservices.nsdl.com. b) On the home page, click on the "Beneficial Owner" icon under the 'IDeAS' section. c) On the new screen, enter User ID and Password. Post successful authentication, click on "Access to e-voting" under e-voting services. d) Click on Company name or e-voting service provider name, i.e., KFintech and you will be re-directed to KFintech website for casting your vote. 2. Shareholders who have not registered for IDeAS facility may follow the below steps: a) To register for this facility, visit the URL: https://eservices.nsdl.com. b) On the home page, select "Register Online for IDeAS". c) On completion of the registration formality, follow the steps provided above. 3. Shareholders may alternatively vote through the e-voting website of NSDL in the manner specified below: a) Visit the URL: https://www.evoting.nsdl.com/. b) Click on the "Login" icon available under the 'Shareholder/Member' section. c) Enter User ID (i.e., 16-digit demat account number held with NSDL), Password/OTP, as applicable, and the verification code shown on the screen. d) Post successful authentication, you will be redirected to the NSDL Depository site wherein you can see the e-voting page.	1. Shareholders already registered for Easi/Easiest facility may follow the below steps: a) Visit the following URL: https://web.cdslindia.com/myeasitoken/home/login/ or www.cdslindia.com. b) Click on the "Login" icon and opt for "My Easi New (Token)" (only applicable when using the URL: www.cdslindia.com). c) On the new screen, enter User ID and Password. Without any further authentication, the e-voting page will be made available. d) Click on Company name or e-voting service provider name, i.e., KFintech to cast your vote. 2. Shareholders who have not registered for Easi/Easiest facility may follow the below steps: a) To register for this facility, visit the URL: https://web.cdslindia.com/myeasitoken/Home/Login. b) On completion of the registration formality, follow the steps provided above. 3. Shareholders may alternatively vote through the e-voting website of CDSL in the manner specified below: a) Visit the URL: www.cdslindia.com. b) Click at icon e-voting -Enter BOID (demat account number) and PAN. c) Enter OTP received on mobile number & email registered with the demat account for authentication. d) Post successful authentication, the Shareholder will receive links for the respective e-voting service provider, i.e., KFintech where the e-voting is in progress.	Shareholders may alternatively login using credentials of the demat account through their Depository Participant registered with NSDL/CDSL for the e-voting facility. On clicking the e-voting icon, shareholders will be re-directed to the NSDL/CDSL site, as applicable, on successful authentication. Shareholders may then click on Company name or e-voting service provider name, i.e., KFintech and will be redirected to KFintech website for casting their vote.

10 NOTICE Through Depositories Through Modes Of Depository e-Voting NSDL CDSL Participants e) Click on Company name or e-Voting service 4. For any technical assistance, provider name, i.e., KFintech and you will be Shareholders may contact CDSL redirected to KFintech website for casting helpdesk by sending a request at your vote. Shareholders can also download helpdesk.evoting@cdslindia.com or NSDL Mobile App “NSDL Speede” facility by contact at toll free no. 1800-21-09911. scanning the QR code mentioned below for seamless voting experience. 4. For any technical assistance, Shareholders may contact NSDL helpdesk by sending a request at evoting@nsdl.com or call at 1800-10-20990. - 26 2025 REPORT ANNUAL INTEGRATED WIPRO

11 Mode of e-Voting Through KFintech Non-individual 1. In case a Shareholder receives an email from KFintech [for Shareholders whose email IDs are registered with Shareholders the Company/Depository Participant], please follow the below instructions: holding securities a) Visit the following URL: https://evoting.kfintech.com/. in demat mode b) Enter the login credentials (i.e., User ID and password). In case of physical folio, User ID will be EVEN and Shareholders (E-Voting Event Number) followed by folio number. In case of Demat account, User ID will be your DP ID and holding securities Client ID. However, if you are already registered with KFin for e-voting, you can use your existing User ID and in physical mode password for casting your vote. c) After entering these details appropriately, click on “LOGIN”. d) You will now reach password change menu, wherein you are required to mandatorily change your password. The new password shall comprise of minimum 8 characters with at least one upper case (A-Z), one lower case (a-z), one numeric value (0-9) and a special character (@, #, $, etc.). The system will prompt you to change your password and update your contact details like mobile number, email ID etc., on your first login. It is strongly recommended that you do not share your password with any other person and that you take utmost care to keep your password confidential. e) You need to login again with the new credentials. f) On successful login, the system will prompt you to select the “EVENT” and click on ‘Wipro Limited’. 2. Shareholders who have not registered their e-mail address are requested to register the same in respect of shares held in electronic form with the Depository through their Depository Participant and in respect of shares held in physical form by writing to the Company’s Registrar and Share Transfer Agent, KFin Technologies Limited at Selenium Building, Tower-B, Plot No. 31 & 32, Financial District, Nanakramguda, Serilingampally, Hyderabad, Rangareddy, Telangana, India—500 032 along with the duly filled in form ISR-1. 3. For obtaining the User ID and Password for e-voting, Shareholders may refer the instructions below: a) If the mobile number of the Shareholder is registered against Folio No./DP ID Client ID, the Shareholder may send SMS: MYEPWD E-Voting Event Number+ Folio No. or DP ID Client ID to 9212993399 Example for NSDL—MYEPWD IN12345612345678 Example for CDSL—MYEPWD 1402345612345678 Example for Physical—MYEPWD XXXX1234567890 b) If e-mail address or mobile number of the Shareholder is registered against Folio No./DP ID Client ID, then on the home page of https://evoting.kfintech.com/, the Shareholder may click “Forgot Password” and enter Folio No. or DP ID Client ID and PAN to generate a password. c) Shareholder may call KFintech toll free number 1800-3094-001 for any assistance. d) Shareholder may send an e-mail request to einward.ris@kfintech.com. However, KFintech shall endeavour to send User ID and Password to those new Shareholders whose e-mail IDs are available.

12 NOTICE GENERAL INSTRUCTIONS ON REMOTE E-VOTING 1. Members who are unable to retrieve User ID/Password are advised to use “Forgot User ID”/“Forgot Password” options available on the websites of Depositories/Depository Participants. 2. The remote e-voting period commences at 9 AM IST on Saturday, July 11, 2026 and ends at 5 PM IST on Tuesday, July 14, 2026. During this period, Members of the Company, holding shares either in physical form or in dematerialized form, as on the cut-off date of Wednesday, July 8, 2026, may cast their votes electronically as per the process detailed in this Notice. The remote e-voting module shall be disabled for voting thereafter. Once the vote on a resolution(s) is cast by the Member, the Member shall not be allowed to change it subsequently. A person who is not a Member as on the cut-off date should treat this Notice for information purposes only. 3. The voting rights of Members shall be in proportion to their share of the paid-up equity share capital of the Company as on the cut-off date i.e., Wednesday, July 8, 2026. 4. On the voting page, enter the number of shares (which represents the number of votes) as on the cut-off date of Wednesday, July 8, 2026, under “FOR/AGAINST” for each item of the Notice separately or alternatively, you may partially enter any number “FOR” and partially “AGAINST” but the total number in “FOR/AGAINST” taken together shall not exceed your total shareholding as on the cut-off date. If the Member does not indicate either “FOR” or “AGAINST”, it will be treated as “ABSTAIN” and the shares held will not be counted under either head. 5. Members holding multiple folios/demat accounts shall choose the voting process separately for each folio/ demat account. 6. You may then cast your vote by selecting an appropriate option and click on “Submit”. A confirmation box will be displayed. Click “OK” to confirm else “CANCEL” to modify. Once you have voted on the resolution(s), you will not be allowed to modify your vote. During the voting period, Members can login any number of times till they have voted on all the resolution(s). 7. In case of any query and/or grievance, in respect of voting by electronic means through KFintech, Members may refer to the Help & Frequently Asked Questions (FAQs) and e-voting user manual available at the download section of https://evoting.kfintech.com or may contact KFintech for any further clarifications. 8. The Scrutinizer will submit their report to the Chairman or any authorized signatory of the Company after the completion of scrutiny, and the results of the voting will be announced on or before Friday, July 17, 2026 and will also be displayed on the website of the Company (www.wipro.com), besides being communicated to the Stock Exchanges and Registrar and Share Transfer Agent. INSTRUCTIONS FOR ATTENDING THE AGM THROUGH VC - 26 1. Members may access the platform to attend the AGM through VC at https://www.wipro.com/investors/AGM-2026/ 2025 by providing their DP ID- Client ID/Folio No., as applicable, as the credentials. 2. The facility for joining the AGM shall open 30 minutes before the scheduled time for commencement of the AGM REPORT and shall be closed after the expiry of 30 minutes after such scheduled time. ANNUAL 3. Members are encouraged to join the Meeting using Google Chrome (preferred browser), Safari or Microsoft Edge. 4. Members are advised to use stable Wi-Fi or LAN connection to participate at the AGM through VC in a smooth manner. Participants may experience audio/video loss due to fluctuation in their respective networks. INTEGRATED 5. Members who may want to express their views or ask questions at the AGM may visit https://www.wipro.com/ investors/AGM-2026/ to register, by mentioning their name, demat account number/folio number, email ID and mobile number. The window for speaker registration shall remain open until 5 PM IST on Friday, July 10, 2026. The WIPRO Company will subsequently communicate the link for participation at the AGM to all such registered Members.